BH SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:

Total member's equity	$	27,224
Less non-allowable assets:		
Prepaid expenses and deposits	$	1,891
Net capital before haircuts	$	25,333
Less haircuts		-
Net capital	$	25,333
Minimum net capital required		5,000
Excess net capital	$	20,333
Aggregate indebtedness	$	1,925
Percentage of aggregate indebtedness to net capital		7.60%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There is no material difference between the net capital computation on the Company's unaudited FOCUS Report Part IIA form X-17A-5 and the computation reflected above as of December 31, 2015